Filed Pursuant to Rule 433

Registration No. 333-199999

Issuer Free Writing Prospectus dated May 4, 2016 relating to

Preliminary Prospectus Supplement dated May 4, 2016 to

Prospectus dated June 24, 2015

Unum Group

Final Term Sheet Relating to

$250,000,000 Aggregate Principal Amount of

5.75% Senior Notes due 2042

Re-opening

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated May 4, 2016 and the prospectus dated June 24, 2015 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Title of Notes:	5.75% Senior Notes due 2042

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of notes; $500,000,000 total aggregate principal amount

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	105.672% of principal amount (plus accrued interest)

Accrued Interest from February 15, 2016:	$3,354,166.67

Underwriting Discount:	0.875% of principal amount; $2,187,500 total

Proceeds, before Expenses and Accrued Interest:	104.797% of principal amount; $261,992,500 total

Stated Maturity Date:	August 15, 2042

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2016

Record Dates:	February 1 and August 1

Coupon:	5.75% per annum

Redemption Provision:	Make Whole Call at any time at a discount rate of Treasury plus 45 basis points

Benchmark Treasury:	3.000% due November 15, 2045

Benchmark Treasury Yield:	2.645%

Spread over Benchmark:	+270 basis points

Yield to Maturity:	5.345%

Day Count Convention:	30/360

Legal Format:	SEC Registered

Concurrent Debt Offering:	The Issuer is also offering $350,000,000 of its 3.00% senior notes due 2021.

CUSIP Number:	91529Y AJ5

Listing:	None

Trade Date:	May 4, 2016

Settlement Date:	T+3; May 9, 2016

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc.

Co-Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request them by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Barclays Capital Inc. at 1-888-603-5847.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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